UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15214

TransAlta Corporation
(Translation of registrant's name into English)

1400, 1100 - 1st Street S.E.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
(Registrant)

Date: April 25, 2024	/s/ Todd Stack
Todd Stack
Executive Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	TransAlta Corporation Announces Results of the Annual Meeting of Shareholders and Election of all Directors